UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

Sara Creek Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80310R 107
(CUSIP Number)

326 S. Pacific Coast Highway, Suite 102
Redondo Beach, CA 90277
(310) 316-3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80310R 107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS Gerald Allen Tywoniuk I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Canada (Dual Citizenship)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4235% (1)(2)
14		TYPE OF REPORTING PERSON IN

(1)	The number of shares beneficially owned includes 150,000 shares that Gerald Tywoniuk may acquire upon the exercise of certain warrants that are currently exercisable in full.
(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of: (i) 25,961,983 shares outstanding as of November 12, 2013, as reported by Sara Creek Gold Corp., a Nevada Corporation, in its Annual Report on form 10-K for the fiscal year ended August 31, 2013, and (ii) 3,000,000 shares added in connection with the transaction that brings about the filing of this Schedule 13D.

CUSIP No. 80310R 107	SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sara Creek Gold Corp., a Nevada corporation (the “Issuer”) and amends the Schedule 13D filed on behalf of Gerald Tywoniuk (“Tywoniuk”) on October 31, 2013 (the “Original Schedule 13D” and, together with Amendment No. 1, dated November 4, 2013, and this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 4, Item 5 and Item 6 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

Tywoniuk acquired beneficial ownership of the shares of Common Stock for investment purposes. Tywoniuk from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Tywoniuk will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)
On January 1, 2014, the Issuer exercised its option to acquire all of the membership interests of Hawker Energy, LLC, a California limited liability company (“Hawker”), pursuant to the terms of that certain Amended and Restated Option Agreement, dated November 20, 2013 (the “Option Agreement”), by and among the Issuer, Darren Katic (“Katic”) and Chip Moore (“Moore”).  In connection with the Issuer’s exercise of its option under the Option Agreement, on January 1, 2014, the Issuer issued 1,500,000 shares of Common Stock to each of Katic and Moore, and Katic and Moore may in the future each be issued up to an additional 16,500,000 shares of Common Stock, at such times and in such amounts as set forth below:

i.
1,000,000 shares of Common Stock shall be issued to each Katic and Moore upon the Issuer’s or Hawker’s acquisition of California Oil Independents (or certain oil and gas interests held by it located in the Monroe Swell Field, Monterey, California);

ii.
1,000,000 shares of Common Stock shall be issued to each Katic and Moore upon the Issuer’s or Hawker’s acquisition of a participation in South Coast Oil – Huntington Beach (or the oil and gas interests held by it);

iii.
2,500,000 shares of Common Stock shall be issued to each Katic and Moore upon the Issuer’s or Hawker’s acquisition of the Midway-Sunset Lease oil and gas interests held by Christian Hall (or affiliates);

iv.
5,000,000 shares of Common Stock shall be issued to each Katic and Moore upon the Issuer’s or Hawker’s acquisition of TEG Oil & Gas, Inc. (or certain oil and gas interests held by it located in the Tapia Field, Los Angeles County, California);

CUSIP No. 80310R 107	SCHEDULE 13D

v.
3,500,000 shares of Common Stock shall be issued to each Katic and Moore upon the conveyance to the Issuer or Hawker of certain assets and rights regarding PRC 145.1 Lease held by Rincon Island Limited Partnership or settlement in lieu of such conveyance; and

vi.	3,500,000 shares of Common Stock shall be issued to each Katic and Moore upon the conveyance to the Issuer or Hawker of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.

Under the terms of that certain Warrant Agreement, dated December 27, 2013 (the “Warrant Agreement”) by and among Katic, Moore and Tywoniuk, Katic and Moore granted Tywoniuk warrants (“Warrants”) to purchase 5.0% of the shares of Common Stock issued to each of Katic and Moore in connection with the Issuer’s exercise of its option under the Option Agreement, as set forth in Item 3, above, and such shares of Common Stock as may subsequently be issued to each of Katic and Moore upon the occurrence of each of the events described in roman numerals i.-v. immediately preceding this paragraph, each such Warrant to be immediately exercisable in full for a period of five (5) years from the date of each issuance of shares of Common Stock to Katic and Moore by the Issuer pursuant to the terms of the Option Agreement.  The Warrants were granted in consideration of certain professional services provided by Tywoniuk to the Issuer.

As a result of the Warrant Agreement, the Option Agreement and the resulting issuance of 1,500,000 shares of Common Stock to each Katic and Moore, Tywoniuk is the beneficial owner of 150,000 shares of Common Stock that he may acquire upon exercise of the corresponding Warrants, and Tywoniuk may in the future become the beneficial owner of up to an additional 1,300,000 shares of Common Stock that he may acquire upon exercise of any Warrants corresponding to any subsequent issuances to Katic and Moore by the Issuer in accordance with the terms of the Option Agreement.

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Tywoniuk reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

CUSIP No. 80310R 107	SCHEDULE 13D

(a) As of January 1, 2014, Tywoniuk was the beneficial owner of 2,150,000 shares of Common Stock, which represents approximately 7.4235% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on 25,961,983 shares of outstanding Common Stock as of November 12, 2013, as reported in the Issuer’s Annual Report on form 10-K for the fiscal year ended August 31, 2013, along with the shares issued pursuant to the Issuer’s exercise of its option to purchase all of the membership interests of Hawker under the Option Agreement.

See above, Item 4, with regard to the additional shares that Tywoniuk may be entitled to purchase pursuant to the terms of the Warrant Agreement.  As of the date hereof, Tywoniuk has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired in connection with the Plan of Reorganization and as may be acquired in connection with the Warrant Agreement.

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Gerald Allen Tywoniuk	0	2,000,000	0	2,000,000

(c)           Not applicable.

(d)           See above, Item 4, with regard to the additional shares that Tywoniuk may be entitled to purchase pursuant to the terms of the Option Agreement and the Warrant Agreement.  As of the date hereof, Tywoniuk has no other ownership or interest in the Issuer other than through the shares of Common Stock acquired in connection with the Plan of Reorganization.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

Tywoniuk is a party to the Warrant Agreement, pursuant to which Tywoniuk may purchase up to an additional 1,450,000 shares of Common Stock of the Issuer from Katic and Moore, as further described, and subject to the conditions set forth, in Item 4(a) above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 80310R 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2013	/s/ Gerald Allen Tywoniuk
Gerald Allen Tywoniuk, an individual